                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 14D-9/A
                                 (RULE 14d-101)

                      SOLICITATION/RECOMMENDATION STATEMENT
          UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 8)

                        Microcell Telecommunications Inc.
                            (Name of Subject Company)

                        Microcell Telecommunications Inc.
                      (Name of Person(s) Filing Statement)

                        Class A Restricted Voting Shares
           Class B Non-Voting Shares, Warrants 2005 and Warrants 2008
                        (Titles of Classes of Securities)

                   59501T882, 59501T874, 59501T163, 59501T171
                    (CUSIP Numbers of Classes of Securities)

                               Jocelyn Cote, Esq.
                          Vice President, Legal Affairs
                        Microcell Telecommunications Inc.
                  800 de La Gauchetiere Street West, Suite 4000
                            Montreal, Quebec, H5A 1K3
                                     Canada
                                 (514) 937-2121

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
     Communications on Behalf of the Person(s) Filing Statement)

                                 With Copies to:

    David P. Falck, Esq.                          Marc B. Barbeau, Esq.
   Pillsbury Winthrop LLP                         Stikeman Elliott LLP
       1540 Broadway                          1155 Rene-Levesque Blvd. West
     New York, NY 10036                                 Suite 4000
       (212) 858-1000                            Montreal, Quebec H3B 3V2
                                                          Canada
                                                      (514) 397-3000


Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. [ ]

     This Amendment No. 8 (the "Amendment No. 8") hereby amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed by Microcell Telecommunications Inc., a Canadian corporation (the "Company" or "Microcell") on May 20, 2004, as amended and supplemented on May 27, 2004,
June 1, 2004, June 21, 2004, June 29, 2004, July 21, 2004, August 10, 2004 and
August 19, 2004 (collectively, the "Schedule 14D-9") relating to the offer by TELUS Corporation (the "Offeror" or "TELUS"), a corporation incorporated under the Company Act (British Columbia) to purchase all of the outstanding Class A Restricted Voting Shares, Class B Non-Voting Shares, Warrants 2005 and Warrants 2008 of the Company (collectively, the "Securities") on the basis of $29.00 per Class A Restricted Voting Share, $29.00 per Class B Non-Voting Share, $9.67 per Warrant 2005 and $8.89 per Warrant 2008, in each case, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Tender Offer Statement on Schedule TO ("Schedule TO") filed by the Offeror with the Securities and Exchange Commission on May 17, 2004, as subsequently amended.

     In this Schedule 14D-9/A, except where otherwise noted, all references to "dollars" or "$" are to Canadian dollars.

     Except as otherwise indicated herein, the information set for in the
Schedule 14D-9 remains unchanged. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings given to such terms in the Schedule 14D-9.



Item 9. Exhibits

Item 9 is hereby amended and restated to include the following exhibits, which are attached as exhibits hereto.

                                  EXHIBIT INDEX

     Exhibit No.         Exhibit Name
     -----------         ------------
     (a)(1)(i)*          Directors' Circular, dated May 28, 2004, including
                         opinions of Financial Advisors dated May 19, 2004.
     (a)(5)(i)*          Press Release issued by Microcell Telecommunications
                         Inc. on May 13, 2004.
     (a)(5)(ii)*         Press Release issued by Microcell Telecommunications
                         Inc. on May 20, 2004.
     (a)(5)(iii)*        Communication to employees of Microcell sent on May 25,
                         2004 by Alain Rheaume, President and Chief Operating
                         Officer of Microcell Solutions, Inc.
     (a)(5)(iv)*         Press Release issued by Microcell Telecommunications
                         Inc. on May 31, 2004.
     (a)(5)(v)*          Press Release issued by Microcell Telecommunications
                         Inc. on June 21, 2004.
     (a)(5)(vi)*         Press Release issued by Microcell Telecommunications
                         Inc. on June 29, 2004.
     (a)(5)(vii)*        Press Release issued by Microcell Telecommunications
                         Inc. on July 21, 2004.
     (a)(5)(viii)*       Press Release issued by Microcell Telecommunications
                         Inc. on August 10, 2004.
     (a)(5)(ix)*         Quarterly Earnings Release issued by Microcell
                         Telecommunications Inc. on August 10, 2004.
     (a)(5)(x)           President's Message and Management's Discussion and
                         Analysis for the Three Months ending June 30, 2004,
                         incorporated by reference to the Company's Form 6-K as
                         furnished to the Commission on August 10, 2004.
     (a)(5)(xi)          Certain Projections of Microcell Telecommunications
                         Inc., incorporated by reference to Exhibit 99.1 to the
                         Company's Form 6-K, as furnished to the Commission on
                         August 10, 2004.
     (a)(5)(xii)*        Press Release issued by Microcell Telecommunications
                         Inc. on August 19, 2004.
     (a)(5)(xiii)        Press Release issued by Microcell Telecommunications
                         Inc. on September 14, 2004.
     (e)                 Confidentiality Agreement, dated June 22, 2004 between
                         Microcell Telecommunications and TELUS Corporation,
                         incorporated by reference to Exhibit (d)(1) to the
                         Amendment No. 2 to TELUS' Schedule TO, as filed with
                         the Commission on June 23, 2004.
     (g)                 None.

__________________
*previously filed

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    MICROCELL TELECOMMUNICATIONS INC.



                               By:  /s/         JACQUES LEDUC
                                    --------------------------------------------
                                    Name:  Jacques Leduc
                                    Title: Chief Financial Officer and Treasurer


Dated: September 14, 2004